EXHIBIT 99.1

Alvotech and LOTTE Biologics announce US-based manufacturing agreement to increase global supply

Collaboration covers multiple biosimilar products to be manufactured at LOTTE Biologics’ Syracuse facility in New York

Strategic long-term partnership to increase Alvotech’s global manufacturing capacity and support growth in demand

REYKJAVIK, Iceland, and SEOUL, South Korea, Oct. 06, 2026 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO; ALVO-SDB), a global biotechnology company specializing in the development and manufacture of biosimilar medicines for patients worldwide, and LOTTE Biologics, a contract development and manufacturing (CDMO) organization, today announced a long-term strategic manufacturing partnership.

Under the agreement, LOTTE Biologics will manufacture drug substance for multiple antibody biosimilar products at its Syracuse facility in New York for global supply, with the potential to further expand the collaboration over time. The Syracuse facility has 40,000 liters of bioreactor capacity for biologics manufacturing, supported by on-site process development and quality control capabilities. The site has an established track record in commercial biologics manufacturing and recently completed an unannounced FDA inspection with zero observations, further demonstrating its strong quality and regulatory capabilities.

The agreement expands Alvotech’s US-based manufacturing footprint while strengthening its global supply network. The additional capacity complements Alvotech’s existing manufacturing partnerships and its in-house development and manufacturing capabilities, supporting its expanding portfolio and providing greater flexibility to meet demand across international markets.

“Alvotech has one of the most comprehensive, internally developed product portfolios in the industry,” said Lisa Graver, CEO of Alvotech. “With the expansion of our global manufacturing network, we will have sufficient capacity to meet demand for our pipeline for the next ten years. Our collaboration with LOTTE Biologics will bring additional manufacturing capacity in New York to support patients worldwide, complementing our existing capabilities as we scale our portfolio and prepare for future launches.”

“Alvotech’s expertise in biosimilar development, combined with LOTTE Biologics’ manufacturing capabilities, creates a strong foundation for this collaboration,” said James Park, CEO of LOTTE Biologics. “We look forward to strategically supporting Alvotech’s growing portfolio and the reliable supply of high-quality, more affordable biologic medicines to patients worldwide. With our Syracuse operations and the completion of our Songdo Bio Campus, we are committed to providing flexible, dual-site manufacturing support as the partnership grows.”

Commercial supply will be subject to successful technology transfer, manufacturing qualification and applicable regulatory approvals.

For further information, contact:

Media
Benedikt Stefansson
Sarah MacLeod
alvotech.media@alvotech.com

Investors
Dr. Balaji V Prasad
Benedikt Stefansson
Mikaela Vilchez
alvotech.ir@alvotech.com

About Alvotech

Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Five biosimilars are already approved and marketed in multiple global markets, including biosimilars to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab). The current development pipeline includes disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

For more information, please visit our  website or follow us on social media on LinkedIn, Facebook, Instagram, and YouTube.

About LOTTE Biologics

LOTTE Biologics is a global contract development and manufacturing organization (CDMO) providing an integrated biologics solutions to pharmaceutical and biotechnology companies worldwide. With its established commercial manufacturing operations in Syracuse, New York, and the newly completed Songdo Bio Campus in South Korea, LOTTE Biologics is building a flexible, dual-site manufacturing network to support customers from development through commercial supply.

For more information, please visit our website or Linkedin.

Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, market launches and financial projections. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time-to-time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed.

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